SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of  March, 2009

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant's name into English)

Rua Martiniano de Carvalho, 851 - 21 andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes            No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item
1.	Press Release entitled "Telecomunicações de São Paulo S.A. - Telesp - Minute of the 11th Ordinary General Shareholders' meeting held on March 25, 2009" dated on March 26, 2009.

March 26, 2009 (06 pages)

For further information, please contact:

Norair Carmo Ferreira
Telesp, São Paulo, Brazil
Tel.: (55-11) 3549-7200
Fax: (55-11) 3549-7202
E-mail: ri.telefonicabr@telefonica.com.br
URL: www.telefonica.com.br

(São Paulo, Brazil – March 26, 2009) Telecomunicações de São Paulo S/A – TELESP (NYSE: TSP; BOVESPA: TLPP) hereby informs to its shareholders the resolutions taken on its Ordinary General Meeting.

I. Date, Time and Venue: March 25 (twenty five), 2009, at 11:00 a.m., in the Company’s headquarter, located at Rua Martiniano de Carvalho, 851, in the capital of the state of São Paulo.

II. Call notice: Public notice published in the “Diário Oficial do Estado de São Paulo”, on March 06, 07 and 10, 2009 editions, pages 37, 03 and 36 and in the newspaper “Gazeta Mercantil”, on March 06, 09, and 10, 2009, pages A11, A11 and A13, respectively.

III. Agenda:

1.	To examine the management’s accounts, discuss and vote the Company’s Financial Statements, related to the fiscal year ended on December 31, 2008;
2.	To deliberate the proposal of results allocation for the fiscal year 2008;
3.	To elect the members of the Audit Committee;
4.	To determine remuneration for managers and members of Audit Committee.

IV. Attendance: Company’s shareholders, representing 85.69% of the voting capital, in accordance to records and signatures of the Attendance Book# 02, sheets 23 verso to 25 verso, verifying the legal quorum for instatement and resolutions. Were also registered the attendance of the Company’s managers, Mr. Gilmar Roberto Pereira Camurra, Director of Finance and Investor Relations, and Mr. Gustavo Fleichman, General Secretary; the member of the Audit Committee, Mr. Flávio Stamm; the Company’s Accounting Director and Company’s Accountant, respectively Mrs. Paula Bragança França Mansur and Mr. Milton Shigueo Takarada; and the agent of the accounting firm, Ernst & Young Auditores Independentes S/S, Mr. Luiz Carlos Marques.

V. Board: Gilmar Roberto Pereira Camurra – Chairman Gustavo Fleishman – Secretary

VI. Resolutions: The shareholders in attendance, according to legal abstentions, approved the following deliberations:

1 – Item “1” of the Agenda: the Chairman informed that was available to shareholders the documentation related to the management account comprehending: Management Report, Balance Sheet and the other complete and consolidated Financial Statements of the Company, properly attached with the Explanatory Notes, as well as the Technical Report of the Independent Accounting firm, Ernst & Young Auditores Independentes S/A and the Technical Report of the Company’s Audit Committee, both issued without exception, all of them related to the fiscal year ended on December 31, 2008. Following, it was proposed and accepted by those in attendance, the exemption reading of the referred documents, for being of knowledge of everyone, which, filling the legal disposal were published, in full, in the newspapers “Gazeta Mercantil” and “Diário Oficial do Estado de São Paulo”, on February 18, 2009. Subject to discussion and voting, abstaining those impeded by law, mainly the Meeting’s President and Secretary, the matter of “item 1” of the agenda was unanimously approved by the shareholders in attendance, without any restriction or reserve, expressly approved, in full, the Management Report and Manager accounts, comprehending the Balance Sheet and the complete Financial Statements with the Company’s Explanatory Note – controlling company and consolidated, all of them related to the fiscal year ended on December 31, 2008, including matter’s allusive technical reports.

2 – It was valued the matter included in item "2" of the Ordinary General Meeting’s Agenda, concerning to the proposal for allocation of results related to the fiscal year 2008, as follows:

“PROPOSAL OF THE MANAGEMENT FOR ALLOCATION OF RESULTS RELATED TO THE FISCAL YEAR 2008

Shareholders,

In accordance to the article 192 of Law# 6404/76, this management proposes to Telesp’s shareholders the allocation of the net income for the fiscal year ended on December 31, 2008, in the amount of R$2,419,971,586.45 (two billion, four hundred and nineteen million, nine hundred and seventy one thousand, five hundred and eighty six Reais and forty five cents), shall be as follow:

Net Income for the Fiscal Year	2,419,971,586.45

Interest on Own Capital granted on 05/20/2008	(200,000,000.00)
Intermediary Dividends granted on 05/20/2008	(485,000,000.00)
Intermediary Dividends granted on 11/24/2008	(1,090,000,000.00)
Interest on Own Capital granted on 12/09/2008	(416,000,000.00)

228,971,586.45
Destination proposal as dividends – note 4	(228,971,586.45)

1. LEGAL RESERVE

In accordance to the article 193 of the Law# 6404/76, the Company chose for not constitute a legal reserve, since its current balance added to the balance of capital reserves exceeded 30% of the capital stock, in accordance to the 1st paragraph of the same aforementioned article.

2. INTERMEDIARY DIVIDENDS

In accordance to the article 7, in conjunction with interpolated proposition XX of the articles 17 and 27 of the Company’s Bylaws, as well as in articles 204 and 205 of the Law# 6404/76, the Management deliberated intermediary dividends, in the following dates and conditions:

May 20, 2008 – deliberated the amount of R$485,000,000.00 (four hundred and eighty five million reais) based on financial statements of March 31, 2008, which were distributed as of

June 23, 2008, to common and preferred shareholders registered on Company’s book records by the end of the day on May 20, 2008. After this date, the shares were considered as “ex-dividends”. Such dividends were charged to the mandatory minimum dividend of the fiscal year 2008.

	Common	Preferred (*)
Dividends per share in R$	0.898872741283	0.988760015411

(*) 10% higher than the amount granted to each common share, according to the article 7 of the Company’s Bylaws.

November 24, 2008 – deliberated the amount of R$1,090,000,000.00 (one billion and ninety million reais) based on financial statements of September 30, 2008, which were distributed as of December 10, 2008, to common and preferred shareholders registered on Company’s book records by the end of the day on November 24, 2008. After this date, the shares were considered “ex-dividends”. Such dividends were charged to the mandatory minimum dividend of the fiscal year 2008.

	Common	Preferred (*)
Dividends per share in R$	2.020146985564	2.222161684121

(*) 10% higher than the amount granted to each common share, according to the article 7 of the Company’s Bylaws.

3. INTEREST ON OWN CAPITAL

In accordance to article 9 of the Law# 9249/95, deliberation# 207/96 of “Comissão de Valores Mobiliários” and the articles 7 and 28 of the Company’s Bylaws, the Board of Directors deliberated, ad referendum of the General Shareholders’ Meeting, interest on own capital, in the following dates and conditions:

May 20, 2008 – deliberated the amount of R$200,000,000.00 (two hundred million reais) and after withholding the income tax of 15%, its net amount is R$170,000,000.00 (one hundred and seventy million Reais), which were distributed as of June 23, 2008, to common and preferred shareholders registered on Company’s book records by the end of the day on May 20, 2008. After this date, the shares were considered as “ex-interest”.

Interest on Own Capital		200,000,000.00
(-) Withholding Income Tax		(30,000,000.00)
Net value of Interest Imputed into Dividends		170,000,000.00

Value for share R$	Gross Value	Net Value
Common shares	0.370669171663	0.315068795914
Preferred shares (*)	0.407736088829	0.346575675505

(*) 10% higher than the amount granted to each common share, in accordance with the article 7 of the Company’s Bylaws.

December 9, 2008 – deliberated the amount of R$416,000,000.00 (four hundred and sixteen million reais) and after income tax withholding, its net amount is R$353,600,000.00 (three hundred and fifty three million and six hundred thousand reais) to common and preferred shareholders registered on Company’s book records by the end of the day on December 30, 2008. As of December 31, 2008, inclusive, shares will be considered as “ex-interest”. The payment will be made in 2009 in a date to be determined by the General Shareholders’ Meeting.

Interest on Own Capital		416,000,000.00
(-) Withholding Income Tax		(62,400,000.00)
Net value of Interest Imputed into Dividends		353,600,000.00

Value for share R$	Gross Value	Net Value
Common shares	0.770991877059	0.655343095501
Preferred shares (*)	0.848091064765	0.720877405051

(*) 10% higher than the amount granted to each common share, according to the article 7 of the Company’s Bylaws.

4. DELIBERATION PROPOSAL

The Management proposes, in accordance to the paragraph 6 of the article 202 of the Law# 6404/76, that the balance of profit on December 31, 2008, in the amount of R$395,110,343.71 (three hundred and ninety five million, one hundred and ten thousand, three hundred and forty three reais and seventy one cents), as described below, be charged as dividends, the payment will begin until the end of the fiscal year 2009.

Portion of the net income for 2008 not allocated	228,971,586.45
Dividends and Interest on Own Capital - prescribed	163,392,535.62
Earnings from the merger of “DABR”	40,712.58
Earnings of the initial balance adjustments – Law #11638/07	2,705,509.06

Accrued Profit in December 31, 2008	395,110,343.71”

Shareholders unanimously, according to legal abstentions, approved the Management Proposal for Allocation of the Results of the fiscal year 2008, in full, also deciding that the distribution of outstanding Interest on Own Capital and Dividends will be paid until the end of the fiscal year 2009, and the Company shall fix and announce the date to the market.

3 – Regarding item “3” of the Agenda, regarding the election of the Audit Committee members for a term that starts on this date and ends on the date of 2010’s Ordinary General Shareholders’ Meeting, it was verified that:

(i) For unanimous vote of the preferred shares in attendance, in separated voting, with abstention of the controllers, indicated by the shareholder Flávio Stamm, were elected as Sitting member Mr. Flavio Stamm, Brazilian, married, business manager, registered in the CRA SP# 45.324, bearer of the ID# 12.317.859 SSP/SP and enrolled with Taxpayer’s ID# 048.241.708 -00, resident and domiciled at Rua Patápio Silva, 223 – apt. 32 – São Paulo – SP; and as respective Substitute Gilberto Lerio, Brazilian, divorcee, accountant, registered in the CRC SP 1SP 111.445/O -9, bearer of the ID# 4.370.494 -3 and enrolled with Taxpayer’s ID# 269.714.378 -53, resident and domiciled at Av. Indianópolis, 860 – São Paulo – SP;

(ii) by general common shares vote, indicated by the controller shareholder, were unanimously elected, as Sitting members: Patrícia Maria de Arruda Franco, Brazilian, married, accountant, bearer of the ID# 07.868.966 -8 IFP/RJ and of the CRC RJ O 819500, enrolled with Taxpayer’s ID# 011.158.067 -69, resident and domiciled at the Capital of Rio de Janeiro State, commercial address at Av. Ayrton Senna, 2200 – 1st floor, Rio de Janeiro – RJ and Cristiane Barretto Sales, Brazilian, married, business manager, bearer of the ID# 02.714.796 and of the CRA 4487, enrolled with Taxpayer’s ID# 405.908.015 -20, resident and domiciled in São Paulo’s City – SP, commercial address at Rua Chucri Zaidan, 860 – 4th floor, São Paulo - SP; and as their Substitutes, respectively Luis André Carpintero Blanco, Brazilian, married, engineer, bearer of the ID# 09.282.853 -2, enrolled with Taxpayer’s ID# 045.353.777 -40, resident and domiciled in São Paulo – SP, commercial address at Rua Chucri Zaidan, 860 – 4th floor and Stael Prata Silva Filho, Brazilian, married, business manager, bearer of the ID# 4.650.496 SSP/SP, enrolled with Taxpayer´s ID# 374.378.958 -20, resident and domiciled São Paulo’s City – SP, residential address at Rua Jesuino Arruda, 499, Itaim Bibi, São Paulo – SP.

4 – Regarding item “4” of the Agenda, and registered the abstention of the shareholder Credit Agricole Asset Management, was approved unanimously by the other shareholders: (a) to determine the management’s annual remuneration, for the period comprehended between today and the 2010’s Ordinary General Shareholders’ Meeting, in the amount of R$11,800,000.00 (eleven million and eight hundred thousand Reais), and the individualization for the administrative members shall be made through the Board of Directors; (b) to determine the active audit councilmember’s remuneration to 10% of the average paid to each Director, not including therefore the benefits, representation monies and eventual participation in profit (variable remuneration).

VII – Closing: No further matters in the Agenda to discuss, the subjects were concluded, from which was drawn up, in an abstract manner, as permitted by the § 1 of the article 130 of the Law# 6.404/76, the present minute, been approved by the shareholders as a true representation of the matters and deliberations occurred in the Meeting, and follow signed by the participants.

Gilmar Roberto Pereira Camurra	Gustavo Fleichman
Chairman of the Meeting,	Secretary of the Meeting
Representing Administration

SP Telecomunicações Participações Ltda.	Telefônica Internacional S/A
p.p. Vasco Gruber Franco	p.p. Vasco Gruber Franco

Continuing the signs’ sheet of the 11th Ordinary General Meeting held on March 25, 2009

Represented by Citibank N.A.	Norges Bank
p.p. Daniel Alves Ferreira	Represented by HSBC Corretora de
The Shareholders:	Títulos e Valores Mobiliários S.A
Ascension Health Master Trust	p.p. Daniel Alves Ferreira
Caisse De Depot Et Placement Du Quebec
Eaton Vance Tax – Managed Emerging
Markets Fund
Fireman’s Annuity and Benefit Fund of Chicago
Ford Motor Company Defined Benefit Master Trust
Laudus Resenberg International Discovery Fund
Public Employees Retirement Association of New
Mexico	Credit Agricole Asset Management
State of Connecticut Retirement Plans and Trust	Represented by Banco Santander S.A.
Funds	p.p. Saulo dos Santos Clemente
The Future Fund Board of Guardians
The Monetary Authority of Singapore

Leila Alves

Luiz Carlos Marques
Ernst & Young Auditores
Independentes S/S

Flávio Stamm	Milton Shigueo Takarada
Fiscal Councilmember	Company’s Accountant

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date:	March 26, 2009	By:	/s/ Norair Ferreira do Carmo
		Name:	Norair Ferreira do Carmo
		Title:	Investor Relations Director